UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RealCadre LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Lafayette St, 5th FL

(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Lipstein   646-255-1947

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Williams _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RealCadre LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CATHERINE CASE
Notary Public - State of New York
No. 01CA6324550
Qualified in Kings County
My Commission Expires May 11, 2019

_____
Signature

CEO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RealCadre LLC

Statement of Financial Condition

December 31, 2018

RealCadre LLC

Table of Contents

Statement of Financial Condition



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
RealCadre LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
April 1, 2019



RealCadre LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 2,394,873
Employee loans	250,199
Prepaid expenses and other assets	28,266
TOTAL ASSETS	$ 2,673,338

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Payable to parent	$ 353,293
Accounts payable and accrued expenses	32,838
TOTAL LIABILITIES	386,131
MEMBER'S EQUITY	2,287,207
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,673,338

See Accompanying Notes to the Statement of Financial Condition

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2018

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014 and commenced operations on June 16, 2014. On May 5, 2015 RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly-owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and effective January 7, 2015, became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements.

As of August 27, 2018, the Company was approved by FINRA to become a carrying firm and hold customer funds to facilitate the closing of primary and secondary transactions in private securities. The Company may act as an intermediary accepting deposit, using the functioning Alternative Trading System ("ATS") and act in place of an escrow and paying agent.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP").

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts. Actual amounts could differ from these estimates.

b) Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company earns offering fees as a placement agent in connection with the offering of units in real estate investment vehicles. Revenues are recorded at the closing date when (i) all engagement terms have been satisfied and (ii) the offering fee is not subject to contingencies. The Company believes that the closing date is the appropriate point in time to recognize revenue for offering fees as there is no further actions in which the Company needs to take subsequent to this date.

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2018

c) Stock-based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards (at the parent) made to employees, non-employee directors, and consultants, including employee stock options at fair value using the Black-Scholes option pricing model. Stock-based compensation for employees is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the vesting period of the grant.

d) Fair Value of Financial Instruments

At December 31, 2018, the carrying value of the Company's cash approximates its fair value and is considered a Level I asset. Other assets, payable to parent, accounts payable, accrued expenses, and employee loans are placed in Level II of the fair value hierarchy.

3. Cash

The Company maintains cash balances which, at times may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of losses may be limited. The Company attempts to mitigate the risk of loss by depositing funds with large financial institutions.

4. Cash Segregated Under Federal Regulations

As of December 31, 2018, no cash has been segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the SEC.

5. Related Party Transactions

(a) Employee Loans

The Company issued loans to employees during 2015. At December 31, 2018, the Company is due $250,199 from employees, which is presented in Employee Loans on the Statement of Financial Condition. Interest rates on employee loans range from .40% to 1.53%. At December 31, 2018, accrued interest of $10,672 is included in Employee Loans as presented on the Statement of Financial Condition. One of the Employee Loans is due from a former employee of the Company, which is secured by shares still owned at the Parent Company. On February 11, 2019, we were notified by the former employee about his intention to forfeit his loan and therefore, the shares still owned by the Parent Company. This transaction was approved by the Parent Company's Board of Directors on March 15, 2019.

(b) Payable to Parent

The Company and its Parent have an expense sharing agreement which covers administrative, facility, salary, and other back office services. At December 31, 2018, the Company owed $353,293 to the Parent for payments the Parent made on behalf of the Company relating to the expense sharing agreement.

Due to the above related party transactions, the financial condition, results of operations, and cash flows of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of the affiliates.

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2018

6. Income Taxes

RealCadre LLC is a wholly owned, disregarded entity of Quadro Partners, Inc., a corporation. The tax obligations of Real Cadre LLC are passed through to their owners and are not the responsibility of the single member LLC. As a result, Real Cadre, LLC is not required to provide for an Income Tax provision.

7. Capital

Prior to the merger (see Note 1), RCI had 27,250,000 shares of common stock authorized, of which 12,000,000 issued and outstanding (the "RealCadre Common Stock") and 13,991,867 shares of preferred stock authorized, of which 2,991,867 were designated Series A and were fully issued and outstanding (the "RealCadre Preferred Stock"). Additionally, RCI granted a total of 1,719,897 options to purchase common stock, of which 417,618 were designated restricted stock grants, (the "RealCadre Options") under its 2015 Stock Option Plan (the "RealCadre Plan"), which were granted at various dates from December 2014 through May 2015.

Effective with the merger, the outstanding RealCadre Common Stock and RealCadre Preferred Stock were converted into such equivalent shares of the Parent. Additionally, with the merger, the Parent assumed the options granted under the RealCadre Plan that were outstanding immediately prior to the effective time of the merger (the "RealCadre Plan Options"). Upon assumption, each RealCadre Option converted into an option to purchase shares of the Parent's common stock, subject to the same terms and conditions as originally issued. No additional grants of equity awards under the RealCadre Plan were permitted following the closing of the merger.

During 2018, 54,329 shares of RealCadre Plan Option were exercised. No other RealCadre Plan Options were exercised or cancelled. 572,166 RealCadre Options remain outstanding at December 31,2018.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company had net capital of $2,008,742, which was $1,758,742 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 19.22%.

As a clearing broker, the Company is required to compute a reserve requirement for the Special Reserve Bank Accounts for the exclusive benefit of customers. As of December 31, 2018, the Company had $0 of cash deposits in segregated cash accounts designated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2018

9. Subsequent Events

On February 18, 2019, we agreed in principal with a former employee to extinguish his employee loan and forfeit his shares secured by the Parent. The transaction is awaiting the Parent's board approval. This transaction was approved by the Parent Company's Board of Directors on March 15, 2019.

Capital contributions in the amount of $6,000,000 were made by the Parent to the Company in February 2019.